(212) 574-1223

July  21, 2005

By Hand and Via Edgar

Jennifer G. Williams, Esq.

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Genco Shipping and Trading Limited
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-124718

Dear Ms. Williams:

Genco Shipping & Trading Limited (the “Company”), has filed today via EDGAR Amendment No. 6 to its Registration Statement on Form S-1 (“Amendment No. 6”) under the Securities Act of 1933, as amended, in connection with its proposed initial public offering of common stock (the “Offering”).

Amendment No. 6 is filed for the sole purpose of adding Exhibit 3.3, Amendment to the Company’s Articles of Incorporation, and Exhibit 5, the revised validity opinion of Seward & Kissel LLP, reflecting a comment received from the Staff earlier today.

The Company and the underwriters have scheduled pricing to take place after 4:00 pm this afternoon.  Accordingly, we would greatly appreciate any comments that the Staff may have as soon as possible today.

Please feel free to contact the undersigned at (212) 574-1223, Renee Eubanks at (212)

574-1349, or Sean Caley at (212) 574-1257, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

by:	/s/ Gary J. Wolfe
Gary J. Wolfe

Enclosures

cc:     Rolaine S. Bancroft, Esq.